EXHIBIT 77C

THE GDL FUND
RESULTS OF THE ANNUAL MEETING OF SHAREHOLDERS
May 15, 2017

      To approve an amendment to the Statement of Preferences of the Preferred Shares to extend the mandatory redemption date from March 26, 2018 to March 26, 2020, and to add March 26, 2018 as a date upon which the Fund will redeem all or any part of the Preferred Shares that holders have properly submitted for redemption and not withdrawn during the 30-day period prior to March 26, 2018, to be approved by holders of the Fund's Preferred Shares, voting as a separate class.


   For        Against      Abstain    Broker Non-Vote

1,488,779      16,058      11,920      953,208



Percent Represented at the Meeting Voting in Favor

   60.28%
(Preferred Shareholders voting as a separate class)